UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2024
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

July 17, 2024

Methanex and Entropy Partner to Reduce Emissions in Methanol Production
Leading Canadian Companies Enter Pre-FEED for Carbon Capture Utilization and
Sequestration Deployment in Alberta

Vancouver, BC and Calgary, Alberta, July 17, 2024 - Methanex Corporation (“Methanex”) (TSX:MX) (NASDAQ:MEOH), one of the world’s largest methanol producers and suppliers and Entropy Inc. (“Entropy”), a leader in carbon capture and storage solutions, have entered into an agreement to invest in a Preliminary Front-End Engineering and Design (“Pre-FEED”) study for carbon capture, utilization and sequestration (“CCUS”) deployment at Methanex’s Medicine Hat, Alberta facility. This collaboration will leverage Entropy’s proprietary modular post-combustion carbon capture technology and Methanex’s manufacturing expertise to utilize a portion of the captured CO2 to produce additional methanol, showcasing the leadership of two Canadian companies in the low-carbon transition. Upon final investment decision, Entropy will construct and own the capture equipment adjacent to Methanex’s facility and Methanex will supply the utilities, build the tie-ins to its facility and operate the capture equipment once commissioned.

Key Project Highlights:
•Emissions capture: targets approximately 400 tonnes of CO2 per day.
•Economic impact: involves an investment of approximately CAD $100 million (~USD $75 million), the largest portion of which will come from Entropy. The investment is expected to create about 200 construction jobs and several permanent jobs once operational.
•Innovative use of CO2: a portion of the captured CO2 will be used as feedstock to produce approximately 50,000 tonnes annually of additional methanol, with the remaining CO2 permanently sequestered safely underground.
The Pre-FEED will also evaluate the economic viability of the project including access to pore space, carbon offtake agreements, municipal alignment, and funding from both Provincial and Federal carbon reduction programs.

“We’re excited to advance this first-of-its-kind carbon capture solution in North America in collaboration with Entropy,” said Mark Allard, Senior Vice President, Low Carbon Solutions (“LCS”), Methanex. “This project exemplifies Methanex’s commitment to reduce our global GHG emission intensity by 10% by 2030 and to advance at least one LCS project into Pre-FEED in 2024.”

“We are pleased to be collaborating with Methanex, a global leader with Canadian roots, on this ground-breaking CCUS project,” said Mike Belenkie, President and CEO of Entropy. “Our CCS technology is designed to reduce carbon emissions to the atmosphere as economically as possible, making more projects like this one investable. Having successfully proven our technology at the Glacier Gas Plant in Alberta, the only gas-fired CCS facility in the world, this partnership with Methanex allows us to expand into carbon capture and utilization (”CCU“), reducing carbon emissions but also increasing productivity for our partners.”

“Alberta is proud to be a leader in CCUS technology and this project highlights our work in CCUS and energy diversification. We are working to phase out emissions and I’m thrilled that Methanex and Entropy have chosen to contribute to our carbon reduction goals in the Medicine Hat area. This will not just benefit the region, it will benefit Alberta and the world,” said the Honourable Danielle Smith, Premier of Alberta and MLA for Brooks-Medicine Hat.
“We’re excited about this project’s potential to create jobs and ensure long-term economic resilience in southeastern Alberta,” says Medicine Hat Deputy Mayor Ramona Robins. “It aligns with our strategy for energy transition as well as our vision to make Medicine Hat a local carbon capture hub.”

Methanex and Entropy are committed to collaborating with stakeholders throughout the project’s lifecycle to ensure its success and establish it as a landmark initiative for Alberta.

- end -

About Methanex Corporation
Methanex Corporation is one of the world’s largest producers and suppliers of methanol to major international markets in Asia Pacific, North America, Europe, and South America. The company’s methanol production sites are located in Canada, the United States, Trinidad, Chile, Egypt and New Zealand. Methanex is headquartered in Vancouver, Canada, and the company’s common shares trade on the Toronto Stock Exchange under the symbol MX and on the NASDAQ Global Select Market under the symbol MEOH. For more information, please visit www.methanex.com.

Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

About Entropy Inc.
Entropy is a privately-owned company applying sophisticated science and engineering to develop commercial CCS projects. Entropy entered a strategic $300 million investment agreement with Brookfield in 2022. In 2023, Entropy entered a strategic investment with the Canada Growth Fund which includes a $200 million strategic investment and a Carbon Credit Offtake agreement for up to one million tpa of carbon credits for 15 years. These transactions have been undertaken to scale up the deployment of Entropy’s CCS technology globally. Entropy’s technology is expected to deliver commercial profitability with an industry-leading cost structure using proprietary modular carbon capture and storage technology. Entropy intends to deploy this technology in the global effort to reduce and eventually eliminate carbon emissions. Further information is available at www.entropyinc.com.

Forward-Looking Information and Advisory
All references in this press release are to Canadian dollars unless otherwise indicated.
The information in this press release contains certain forward-looking statements, including within the meaning of applicable securities laws. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “continue”, “demonstrate”, “expect”, “may”, "call for", “can”, “will”, “believe”, “would” and similar expressions and include statements relating to, among other things: the anticipated benefits to be derived from Methanex’s and Entropy’s agreement to invest in a Pre-FEED study for CCUS deployment; the anticipated amount of emissions captured per day; the anticipated amount of investment and portion size of investment contributed by Entropy; the expectation that the investment will create about 200 construction jobs and several permanent jobs; the anticipated amount of additional methanol produced from captured CO2 as feedstock and the expectation that remaining CO2 will be permanently sequestered safely underground; the anticipated expansion into CCU and the potential to reduce carbon emissions while increasing productivity for Entropy’s partners; Methanex’s and Entropy’s actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Methanex or Entropy will derive from them.

With respect to forward-looking statements contained in this press release, Methanex and Entropy have made assumptions regarding, but not limited to: that Methanex’s and Entropy’s agreement to invest in a Pre-FEED study for CCUS deployment will lead to a completed project, the net reduction of carbon emissions; that the long-term operating costs of Entropy’s CCS projects will not be greater than anticipated; that the government will provide additional clarity on the federal investment tax credit and carbon price certainty; conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; future royalty rates; future operating costs; availability of skilled labor; the impact of increasing competition; the anticipated amount of CO2 captured, stored and offset; that Entropy will have sufficient financial resources required to fund their capital and operating expenditures and requirements as needed; that Entropy will have the ability to develop its technology in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the anticipated benefits and results from Entropy’s technology are accurate in all material respects. Readers are cautioned that the foregoing lists of factors are not exhaustive.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Methanex’s and Entropy’s control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws and incentive programs; changes in carbon tax and credit regimes; competition from other producers; the lack of availability of qualified personnel or management; intellectual property and patent risks; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; ability to comply with current and future environmental or other laws; failure to achieve the anticipated benefits and results of Entropy’s technology; failure to achieve the anticipated benefits of Methanex’s and Entropy’s relationships with third parties; and the ability to obtain required approvals of regulatory authorities.

Methanex’s and Entropy’s actual results, performance or achievement in respect of the project could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Methanex or Entropy will derive therefrom. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this news release and Methanex and Entropy disclaim any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

The following abbreviations and terms used in this press release have the meanings set forth below:

CO2        carbon dioxide
tpa        tonnes per annum

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 17, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary